

March 13, 2012

<u>Via E-mail</u>
Mr. Yongfei Jiang
Chief Financial Officer
Sutor Technology Group LTD
No 8, Huaye Road
Dongbang Industrial Park
Changshu, PRC 215534

> **Re: Sutor Technology Group LTD**
> **Form 10-K for Fiscal Year Ended June 30, 2011**
> **Filed October 13, 2011**
> **File No. 1-33959**

Dear Mr. Jiang:

We issued comments to your Company on the above captioned filing on February 10, 2012. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by March 23, 2012 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by March 23, 2012, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Kevin Stertzel at 202-551-3723 if you have any questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief